Exhibit 3.1.4

BEHRINGER HARVARD REIT I, INC.

ARTICLES SUPPLEMENTARY

Behringer Harvard REIT I, Inc., a Maryland corporation (the “Company”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Under a power contained in Section 5.1(iii) of Article V of the charter of the Company (the “Charter”), the Board of Directors of the Company (the “Board of Directors”), by resolution duly adopted at a meeting duly called and held on September 18, 2006, reclassified and designated 32,500,000 authorized but unissued shares (the “Shares”) of the Company’s preferred stock, $0.0001 par value per share, as authorized but unissued shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”).

SECOND: A description of the Common Shares is contained in Section 5.2 of Article V of the Charter.

THIRD:  The Shares have been reclassified and designated by the Board of Directors under the authority contained in the Charter.

FOURTH: These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.

FIFTH: The undersigned President of the Company acknowledges these Articles Supplementary to be the corporate act of the Company and, as to all matters or facts required to be verified under oath, the undersigned President of the Company acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Company has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its President and attested to by its Secretary, on this 22nd day of September, 2006.

ATTEST:	BEHRINGER HARVARD REIT I, INC.

/s/ Gerald J. Reihsen, III	By:	/s/ Robert S. Aisner (SEAL)
Name: Gerald J. Reihsen, III		Name: Robert S. Aisner
Title: Secretary		Title: President